Scotiabank
GLOBAL BANKING AND MARKETS
02/01/2023

Memo: SBSE-A Amendment

This memo is to inform the Securities and Exchange Commission staff that the Bank of Nova Scotia ("BNS") has filed an amended Form SBSE-A to: (i) make updates to the list of Principals, including reflecting BNS' change in Chief Executive Officer and adding additional Principals; (ii) amending the designated agent for service of process; and (iii) amending the Bank's principal address.